UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

URANIUM RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

916901507

(CUSIP Number)

Catherine J. Boggs
Resource Capital Funds
1400 Sixteenth Street, Suite 200
Denver, CO 80202
United States of America
(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Fund V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 915,682*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 915,682*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,682*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects reverse stock split effective March 7, 2016.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resource Capital Associates V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 915,682*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 915,682*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,682*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Reflects reverse stock split effective March 7, 2016.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCA V GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 915,682*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 915,682*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,682*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

* Reflects reverse stock split effective March 7, 2016.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) RCF Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,865*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,865*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,865*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Reflects reverse stock split effective March 7, 2016.

Item 1. Security and Issuer

This Amendment No. 7 to the statement on Schedule 13D amends and supplements Amendment No. 6, filed by the Reporting Persons on November 19, 2015, Amendment No. 5 filed by the Reporting Persons on May 7, 2014, Amendment No. 4 filed by the Reporting Persons on February 7, 2014, Amendment No. 3 filed by the Reporting Persons on March 8, 2013, Amendment No. 2 filed by the Reporting Persons on January 4, 2013, Amendment No. 1 filed by the Reporting Persons on September 13, 2012 and the statement on Schedule 13D filed by the Reporting Persons on March 19, 2012, and relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the “Common Stock”) of Uranium Resources, Inc. (the “Company”), whose principal executive office is located at 6950 S. Potomac Street, Suite 300, Centennial, Colorado 80112.

Item 2. Identity and Background

The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund V L.P. (“RCF V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF V is investments.

b.	Resource Capital Associates V L.P. (“Associates V”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates V is the general partner of RCF V. The principal business of Associates V is to act as the general partner of RCF V.

c.	RCA V GP Ltd. (“RCA V”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA V is the general partner of Associates V. The principal business of RCA V is to act as the general partner of Associates V.

d.	RCF Management L.L.C. (“RCFM”), a Delaware limited liability company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCFM is to act as investment advisor to the Resource Capital Funds, including RCF V.

The sole members of RCA V are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). RCFM is owned by two members – RCFM-EU Holdings L.P. (“RCFM-EU”), a Delaware registered limited partnership, and RCFM GP L.L.C. (“RCFM GP”), a Delaware registered limited liability company, with both RCFM-EU and RCFM-GP having their principal offices in Denver, Colorado. RCFM GP serves as the managing member of RCFM and is also the general partner of RCFM-EU. The investment and finance decisions of RCFM GP are made by the managing member, James McClements, and the other members of the Finance Committee, consisting of Henderson G. Tuten, Sherri A. Croasdale and Mason G. Hills. The business of RCA V is directed by the officers of RCA V. The Principals serve as executive officers of RCA V. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF V.

RCF V and Associates V are each Cayman Islands exempt limited partnerships.

RCA V is a Cayman Islands exempt company.

RCFM is a Delaware limited liability company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements and Mr. Hills are citizens of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

This Amendment No. 7 does not reflect any acquisition or disposition of shares of Company Common Stock. The Reporting Persons are filing this Amendment No. 7 to disclose changes in its investment intent in this Item 4 and, in addition, that, as a result of the Company/s issuance of additional shares of Common Stock, the Reporting Persons’ percentage of beneficial ownership has decreased.

The beneficial ownership that is the subject of this Schedule 13D was acquired between March 2012 and December 2015 for the purpose of investment. At November 1, 2016, the Reporting Person’s own a total of 718,137 shares of the Common Stock of the Company (representing ownership of approximately 5.4% of the Company’s voting stock outstanding at October 31, 2016). In addition, 256,410 shares of Company Common Stock are considered beneficially owned by RCF V under Section 13d-3 of the Securities Exchange Act of 1934, as amended, because the shares are purchasable at any time upon the conversion by RCF V of $8.0 million of indebtedness currently outstanding under a Loan Agreement between the Company and RCF V (the “Loan”). The Loan matures on December 31, 2016. Together, the 974,547 shares give the Reporting Persons a 7.3% beneficial ownership interest in the Company.

In early 2016, the Reporting Persons evaluated their debt and equity investments in the Company and determined that they would limit their involvement in the Company’s business and operations to those actions related to the administration and collection of the Loan Agreement incorporated by reference as Exhibit 10.3 hereto, which is due on December 31, 2016. During 2016, the Reporting Persons have not contributed additional funds to the Company, and have not participated in any equity issuances by the Company. While the Reporting Persons could elect to require the Company to pay all interest under the Loan Agreement in shares of Common Stock, they have elected during 2016 to receive interest in cash. They do not intend to request that interest be paid in shares of Common Stock, nor do they anticipate conversion of the Loan into additional shares of Company Common Stock prior to or upon maturity. The Reporting Persons have not sought out or received information regarding the Company’s board activities, and have not attempted to influence the Company’s direction or policies. Financial information received from the Company pursuant to covenants in the Loan Agreement, such as cash flow forecasts and sources of cash, relate to repayment of the Loan.

The Reporting Persons are actively considering disposition of their interests in the Company.

None of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The Company has issued additional common stock, and has an agreement with Aspire Capital Fund, LLC that will require Aspire to purchase common stock in the future.

As of November 1, 2016, RCF V beneficially owns 915,682 shares of Common Stock of the Company. RCF V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.7% of the issued and outstanding Common Stock of the Company.

As of November 1, 2016, Associates V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.7% of the issued and outstanding Common Stock of the Company.

As of November 1, RCA V may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 6.7% of the issued and outstanding Common Stock of the Company.

As of November 1, 2016, RCFM beneficially owns 58,865 shares of Company Common Stock, and may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 0.4% of the issued and outstanding Common Stock of the Company.

Except as described above and in Item 6, none of the Reporting Persons has effected any additional transactions with respect to the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

RCF V and the Company are party to (i) a Stockholders’ Agreement, dated as of March 1, 2012, (ii) a Registration Rights Agreement dated as of March 1, 2012 and (iii) a Loan Agreement, dated as of November 13, 2013, and (iv) a Management Support Agreement dated August 11, 2015.

Pursuant to the Stockholders’ Agreement (the “Stockholders’ Agreement”), at all times that RCF V or any of its affiliates (the “RCF Parties”) owns shares of Common Stock of the Company which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Common Stock of the Company, (x) the Company’s Board of Directors (the “Board”) agrees to nominate or appoint one (1) qualified individual identified by the RCF Parties to serve on the Board, and (y) the RCF Parties may designate an observer to attend all meetings of the Board. This board nomination right was amended in a Bridge Loan Agreement dated December 17, 2012, in which the Company agreed that so long as the RCF Parties hold shares which in the aggregate on a partially diluted basis exceed twenty-five percent (25%) of all shares issued and outstanding, the RCF Parties will be entitled to nominate a total of two (2) qualified individuals to serve on the Board of Directors of the Company.

Pursuant to these arrangements, Mr. Tracy A. Stevenson became a director of the Company in December 2013. Mr. Stevenson was nominated by the RCF Parties, but is not an affiliate of the RCF Parties. The Reporting Persons have not designated an observer to attend board meetings.

In addition, under the Stockholders’ Agreement, so long as any of the RCF Parties owns or holds shares of Common Stock of the Company, the RCF Parties have the right to participate in any sale or placement of any Common Stock, warrants to acquire Common Stock, or other equity interests (an “Equity Financing”) of the Company on a pro rata basis at the same price and on the same terms and conditions as offered to other investors in the Equity Financing. The Reporting Persons have not purchased any shares during 2016 pursuant to such participation rights. While under the Stockholders’ Agreement, the board of directors and management of the Company is to consult with representatives of the RCF Parties in determining the business, operations and management of the Company, the Company is not currently seeking input from the Reporting Persons regarding the Company’s future business and operations.

Pursuant to the Registration Rights Agreement, the Company is obligated to include all shares received in connection with the Loan Agreement in a resale registration statement filed with the Securities and Exchange Commission. Such registration shall be at the expense of the Company. All of the Reporting Persons’ shares that are currently owned or issuable on conversion of the Loan are registered for resale under currently effective registration statements.

Pursuant to the Management Support Agreement, RCFM is to provide services to the Company in connection with acquisition and financing of a project. Three payments of $500,000 become due in the event certain milestones are completed on the project. The first milestone, the completion of the Anatolia acquisition, was completed on November 9, 2015, and the Company elected to pay the $500,000 fee in 706,385 shares of Company Common Stock. No further payments have been made under the Management Support Agreement as additional conditions precedent have not been met.

Item 7. Material to be Filed as Exhibits

10.1	Stockholders’ Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.3 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.2	Registration Rights Agreement, dated as of March 1, 2012, by and between Uranium Resources, Inc. and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.4 to the Schedule 13D filed by the Reporting Persons on March 19, 2012.

10.3	Loan Agreement dated as of November 13, 2013 between Resource Capital Fund V L.P. and Uranium Resources, Inc. and its subsidiaries – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 19, 2013.

10.4	Amendment No. 1 to Loan Agreement, dated April 29, 2014, among Uranium Resources, Inc., those subsidiaries of Uranium Resources, Inc. from time to time party thereto, and Resource Capital Fund V L.P. – Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on April 30, 2014.

10.5	Management Support Agreement, dated August 11, 2015 between Uranium Resources, Inc. and RCF Management L.L.C.

99.1	Joint Filing Agreement, dated as of November 7, 2016*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2016

RCA V GP LTD.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL ASSOCIATES V L.P.

By:	RCA V GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P., its General Partner

By:	RCA V GP Ltd., its General Partner

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Vice President and General Counsel

RCF MANAGEMENT L.L.C.

By:	/s/ Catherine J. Boggs
	Name:	Catherine J. Boggs
	Title:	Partner and General Counsel

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